UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        --------------------------------


                                 SCHEDULE 13D/A
                                 Amendment No. 1

                                 (Rule 13D-101)

  Information to be included in Statements filed pursuant to Rule 13d-1(a) and
               Amendments filed thereto pursuant to Rule 13d-2(a)


                         PRODUCTIVITY TECHNOLOGIES CORP.
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
                           (Title Class of Securities)


                                   743085-10-2
                                 (CUSIP Number)


                               Noah Scooler, Esq.
                                 Graubard Miller
                                600 Third Avenue
                          New York, New York 10016-2097
                                 (212) 818-8800
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                 December 5, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f)or Rule 13d-1(g)check the following box |_|.

Note: See Rule  13d-7 for other  parties to whom copies are to be sent.

                                Page 1 of 6 Pages

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743085-10-2                13D                    Page 2 of 6 Pages
- -------------------------                              -----------------------
- ------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Samuel N. Seidman
- ------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)|_|
                                                                        (b)|_|

- ------------------------------------------------------------------------------
3         SEC USE ONLY

- ------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF
- ------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                     |_|

- ------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
- ------------------------------------------------------------------------------
                    |        7        SOLE VOTING POWER
                    |
                    |                     229,250
         NUMBER OF  |-----------------------------------------------------------
          SHARES    |        8        SHARED VOTING POWER
       BENEFICIALLY |
         OWNED BY   |                         0
           EACH     |-----------------------------------------------------------
         REPORTING  |        9        SOLE DISPOSITIVE POWER
          PERSON    |
           WITH     |                      229,250
                    |-----------------------------------------------------------
                    |        10       SHARED DISPOSITIVE POWER
                    |
                    |                         0
- ------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  229,250
- ------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       |_|
- ------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   8.9%
- ------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
- ------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

                  The class of equity securities to which this Schedule relates is the common stock, $.001 par value ("Common Stock"), of Productivity Technologies Corp. ("Issuer"), a Delaware corporation, whose principal executive offices are located at 201 South Main Street, 8th Floor Ann Arbor,
Michigan 48104

                  The  percentage  of  beneficial  ownership  reflected  in this
Schedule is based upon 2,475,000 shares of Common Stock outstanding on November 13, 2001, which number has been obtained from Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

Item 2.  Identity and Background

     (a) Name: This Schedule is being filed on behalf of Samuel N. Seidman ("Seidman").

     (b) Business Address: Seidman has a business address of 509 Madison Avenue, Suite 410, New York, New York 10022.

     (c) Principal Business: Seidman is the President, Chief Executive Officer and a director of the Issuer. The Issuer, through its wholly-owned subsidiary Atlas Technologies, Inc., is primarily engaged in the manufacture and sale of equipment to automate metal stamping press operations.

     (d) During the last five years, Seidman has not been convicted in any criminal proceeding.

     (e) During the last five years, Seidman has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Seidman is a U.S. citizen.


Item 3.  Source and Amounts of Funds or Other Consideration

                  Seidman has expended $5,230 in personal funds in connection with the acquisition of the additional shares of Common Stock reported on in this Amendment and was issued options for the purchase of 68,000 shares of Common Stock by the Issuer pursuant to Issuer's 1996 Performance Equity Plan adopted on May 21, 1996 ("1996 Plan").


Item 4.  Purpose of Transaction

                Seidman may acquire or dispose of additional shares of the Issuer, but does not presently intend to do so, although this intention may change depending upon market conditions. Seidman has no present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

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


any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to the above.


Item 5.  Interest in Securities of the Issuer

     (a) Seidman beneficially owns 229,250 shares of Common Stock, or approximately 8.9% of the Common Stock of the Issuer, calculated pursuant to Rule 13d-1. This includes (A) 68,000 shares of Common Stock issuable upon the exercise of stock options granted to Seidman by the Issuer and (B) 20,000 shares of Common Stock issuable upon the conversion of warrants acquired by Seidman (as part of units issued on June 24, 1994) ("Warrants"), all of which stock options and Warrants are currently exercisable or exercisable within 60 days.

     (b) Seidman has sole voting and dispositive power with respect to the 141,250 outstanding shares of Common Stock owned by him. Upon his exercise of the options and Warrants, Seidman will have sole voting and dispositive power over the shares of Common Stock issuable upon exercise or conversion of such options and Warrants.

     (c) In addition to those securities reported on in Seidman's Schedule 13D ("13D"), filed on July 31, 1997, Seidman also has beneficial ownership of the following securities:

     (1) On February 7, 2000, Seidman was issued an option to purchase 68,000 shares of Common Stock, at an exercise price of $1.375 per share, pursuant to the 1996 Plan. These option expire on February 7, 2005.

     (2) On October 26, 2001, Seidman purchased 5,000 shares of Common Stock in an open market transaction at a price of $0.34 per share.

     (3) On November 1, 2001, Seidman purchased 3,000 shares of Common Stock in an open market transaction at a price of $0.40 per share.

     (4) On November 5, 2001, Seidman purchased 2,000 shares of Common Stock in an open market transaction at a price of $0.40 per share.

     (5) On December 5, 2001, Seidman purchased 5,000 shares of Common Stock in an open market transaction at a price of $0.306 per share.

     (6) The term of the Warrants has been extended until June 24, 2002.

     (d) No one other than Seidman has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Seidman.

     (e) Not applicable.





                                     4 of 6

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of Issuer

                 On February 7, 2000, under the 1996 Plan, Seidman was awarded an option to purchase 68,000 shares of Common Stock. Such option is immediately exercisable in whole or in part at an exercise price of $1.375 per share and expires on February 7, 2005.


Item 7.  Materials to be Filed as Exhibits

            Exhibit 1               1996  Performance   Equity  Plan  of  the
                                    Issuer,  dated  May 21,  1996,  pursuant  to
                                    which  Seidman  was  granted  an  option  to
                                    purchase   68,000  shares  of  Common  Stock
                                    (incorporated by reference to Exhibit 10.9 to Issuer's Annual Report on Form 10-K for the fiscal year ended March 31, 1996).






                                     5 of 6

                                    SIGNATURE


                  After reasonable inquiry and to the best of knowledge and belief, it is certified that the information set forth in this statement is true, complete and correct.


Dated: January 7, 2002

                                                        /s/ Samuel N. Seidman
                                                       ------------------------
                                                           Samuel N. Seidman

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